EXHIBIT 99.3
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[GRAPHIC   ABITIBI
 OMITTED]  CONSOLIDATED
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                                                                        A (TSX)
                                                                     ABY (NYSE)
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                    ABITIBI-CONSOLIDATED REPORTS Q1 RESULTS

MONTREAL, MAY 8, 2007 - Abitibi-Consolidated Inc. today reported a first quarter loss of $70 million, or 16 cents a share. This compares to a loss of $33 million, or 8 cents a share, recorded in the first quarter of 2006. The quarter's results include the following after-tax specific items: a gain of $29 million on the translation of foreign currencies mostly related to the Company's long-term debt denominated in U.S. dollars, an $8 million favourable tax adjustment and a charge of $8 million for merger and integration-related costs.

Although not a GAAP measure, the loss would have been $95 million, or 22 cents per share, before the impact of the above-noted and other specific items. This compares to a loss of $36 million, or 8 cents a share, in the first quarter of 2006 (see Table 3 of MD&A).

In the first quarter of 2007, the Company posted an operating loss of $39 million before specific items, compared to an operating profit of $52 million in the first quarter of 2006. The Newsprint segment achieved an operating profit of $5 million, while the Commercial Printing Papers and Wood Products segments had operating losses of $9 million and $35 million respectively. The Wood Products segment includes a $7 million charge relating to inventory devaluation.

Before specific items, the $91 million reduction in operating results in the first quarter of 2007 is mainly attributable to lower prices in the Company's Newsprint and Wood Products business segments, higher cost of products sold and lower sales volume for all segments.

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Q1 2007 HIGHLIGHTS
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   o   Sales of $1.07 billion ($1.24 billion in Q1 2006)

   o   EBITDA of $70 million ($162 million in Q1 2006)

   o   Decrease  in  average   newsprint   prices  in  the  United   States  by
       approximately US$30 per tonne compared to the previous quarter

   o   Positive demand outlook for uncoated groundwood papers

   o Decrease in wood products sales volume driven by a reduction in U.S. housing starts

   o Indefinite idling on February 25, 2007, of the Company's Fort William, Ontario, paper mill due to market conditions and high production costs
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PROPOSED MERGER WITH BOWATER
On January 29, 2007, Abitibi-Consolidated Inc. and Bowater Incorporated (Bowater) announced a definitive agreement to combine in an all-stock merger of equals. The combination will create a new leader in publication papers, the third largest publicly traded paper and forest products company in North America and the eighth largest in the world. The combination is subject to approval by the shareholders of both companies, regulatory approvals and

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customary  closing  conditions.  Abitibi-Consolidated  and Bowater  continue to operate separately until the transaction closes.

FORT FRANCES BIOMASS ENERGY GENERATOR
On March 8, 2007, Abitibi-Consolidated announced an investment of $84.3 million in a new biomass energy generator to be located at its Fort Frances, Ontario, pulp and paper mill. The Company's net contribution to this project will be $61.8 million. Construction is scheduled to begin in the summer of 2007, and the generator is anticipated to be in operation during the fall of 2008. The equipment will use renewable, cost-effective fuel from wood waste to generate steam and 45.5 MW of electricity for the mill, which should reduce costs by approximately $26 million annually and eliminate about 90% of the mill's current greenhouse gas emissions.

COMMENTS BY THE CEO
"Deteriorating conditions in most markets provided significant challenges for the Company during the quarter. The situation does, however, underscore the strategic rationale and timing for our merger with Bowater. Together, our two companies will be stronger and better equipped to compete in the fiercely competitive global marketplace," said John Weaver, Abitibi-Consolidated President and Chief Executive Officer.

INVESTOR CALL
A conference call hosted by management to discuss quarterly results will be held today at 2:00 p.m. (Eastern). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live conference call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

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
CONTACTS

INVESTORS:                                        MEDIA AND OTHERS:
Francesco Alessi                                  Denis Leclerc
Vice-President, Investor Relations and Taxation   Director, Communications and Government Affairs
514 394-2341                                      514 394-3601
falessi@abitibiconsolidated.com                   denis_leclerc@abitibiconsolidated.com



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FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from.

The following factors, among others, relating to the proposed combination with Bowater could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers.

Additional factors that could cause Abitibi-Consolidated's results to differ materially from those described in the forward-looking statements, including factors relating to the proposed business combination with Bowater, can be found in the periodic reports filed by Abitibi-Consolidated with the Canadian securities regulatory authorities and available on SEDAR (http://www.sedar.com), and in the preliminary registration statement on Form S-4, and amendments thereto, filed by AbitibiBowater Inc. with the Securities and Exchange Commission and available at the SEC's internet site (http://www.sec.gov).



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